[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

June 26, 2020

VIA EDGAR CORRESPONDENCE

Elisabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Managed Accounts Portfolios Trust
File Nos. 333-140967 and 811-22023

Dear Ms. Bentzinger:

This letter responds to your comments given during a telephone conversation with our office on May 14, 2020, regarding the registration statement filed on Form N-1A for Nuveen Managed Accounts Portfolios Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on March 31, 2020, which relates to Nuveen Core Impact Bond Managed Accounts Portfolio (the “Portfolio”), a series of the Trust. The prospectus and statement of additional information for the Portfolio will be revised in response to your comments.

PROSPECTUS

COMMENT 1 — PORTFOLIO SUMMARY — FEES AND EXPENSES OF THE PORTFOLIO

In the narrative before the fees and expenses tables, please state that the Portfolio shares are only offered through separately managed accounts. Please further disclose that the fees and expenses do not reflect any charges that are imposed by the separately managed accounts and if such charges were reflected, the fees and expenses would be higher.

RESPONSE TO COMMENT 1

The disclosure will be revised as requested.

COMMENT 2 — PORTFOLIO SUMMARY — FEES AND EXPENSES OF THE PORTFOLIO

Please file a completed “Annual Portfolio Operating Expenses” table by EDGAR correspondence at least five days before effectiveness of the Portfolio.

RESPONSE TO COMMENT 2

The requested information has been provided in Appendix A to this response letter.

COMMENT 3 — PORTFOLIO SUMMARY — EXAMPLE

Please include the disclosures in footnotes 1 and 3 to the “Annual Portfolio Operating Expenses” table as separate footnotes to the table under the “Example” section. Additionally, please disclose that the example does not reflect any charges that are imposed by the separately managed accounts and if such charges were reflected, the costs would be higher. Finally, if fee waivers were reflected in the example, please clearly disclose this.

RESPONSE TO COMMENT 3

The disclosure will be revised as requested in response to this comment.

COMMENT 4 — PORTFOLIO SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Given the term “impact” in the Portfolio’s name, which connotes an environmental, social and governance (“ESG”) focus, the staff of the Commission (the “Staff”) believes that the Portfolio’s name is subject to Rule 35d-1 under the Investment Company Act of 1940, as amended. As such, please revise the Portfolio’s 80% investment policy under Rule 35d-1 to state that the Portfolio will invest at least 80% of the value of its assets in bonds that meet certain ESG criteria.

RESPONSE TO COMMENT 4

Management does not believe the term “impact” implicates Rule 35d-1. Rule 35d-1(a)(2) requires that a fund with a “name suggesting that the [f]und focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries,” adopt a policy to invest, under normal circumstances, at least 80% of the value of the fund’s net assets plus borrowings for investment purposes in the types of investments or industries suggested by the fund’s name. Management respectfully submits that the term “impact” does not suggest investment in any type of investment or industry. Management notes the existence of ESG-focused funds that invest in different asset classes (equity and fixed income) and different industries. Management believes the term “impact” is more akin to descriptors like “growth” or “value,” which, as the Commission recognized in the adopting release for Rule 35d-1, “connote types of investment strategies as opposed to types of investments” (emphasis added). Accordingly, management respectfully declines to make any changes to the Portfolio’s policy to invest at least 80% of the value of its assets in bond that meet certain ESG criteria.

COMMENT 5 — PORTFOLIO SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The first paragraph of this section states that the Portfolio may invest in residential and commercial mortgage-backed and other asset-backed securities. Please disclose the types of mortgage-backed and other asset-backed securities in which the Portfolio may invest, including whether it may invest in collateralized loan obligations and collateralized debt obligations.

Additionally, please disclose whether these securities, including the mortgage-backed securities, may be agency, non-agency and non-investment grade securities. Furthermore, to the extent that the Portfolio intends to invest more than 15% of its assets in collateralized loan obligations, collateralized debt obligations and/or non-investment grade private mortgage-backed securities, given the liquidity profile of these securities, please explain how the Portfolio determined that its investment strategy is appropriate for the open-end structure. The response should include general market data on the types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4. See Release No. IC-32315 (Oct. 13, 2016).

RESPONSE TO COMMENT 5

As disclosed in the eighth paragraph of this section, the Portfolio’s investments in asset-backed and mortgage-backed securities include those that are “normally created or sponsored by banks or other institutions or by certain government-sponsored enterprises such as Fannie Mae or Freddie Mac.” In addition, the section of the prospectus entitled “How We Manage Your Money – More About Our Investment Strategies – Debt Securities – Mortgage-Backed Securities,” discloses that the mortgage-backed securities held by the Portfolio “may be guaranteed by, or secured by collateral that is guaranteed by, the U.S. government, its agencies, instrumentalities or sponsored corporations.” The Portfolio will not invest in collateralized loan obligations or collateralized debt obligations. The Portfolio may invest in non-investment grade mortgage-backed securities that are privately issued, however these investments, combined with all other below investment grade securities, will be limited to no more than 10% of Portfolio assets. See the response to Comment 6 below.

COMMENT 6 — PORTFOLIO SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please disclose to what extent the Portfolio may invest in securities rated below investment grade. Also, please disclose the lowest rating in which the Portfolio may invest and if the Portfolio may invest in securities that are in default as a principal investment strategy.

RESPONSE TO COMMENT 6

This disclosure will be revised to reflect that the Portfolio may invest up to 10% of its assets in securities rated below investment grade. There are no restrictions as to the lowest rating in which the Portfolio may invest, however it will not invest in securities that are in default as a principal investment strategy.

COMMENT 7 — PORTFOLIO SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please disclose any criteria as to maturity that the Portfolio may use to select fixed-income securities.

RESPONSE TO COMMENT 7

The disclosure will be revised as requested in response to this comment.

COMMENT 8 — PORTFOLIO SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The “Principal Investment Strategy” section states that the Portfolio may invest in fixed-income securities of any duration. In an appropriate section of the prospectus, please provide an example of how duration works and state that a longer duration means a greater sensitivity to changes in interest rates, which typically corresponds to higher volatility and risk.

RESPONSE TO COMMENT 8

The requested disclosure will be added to the “More About Our Investment Strategies” section of the prospectus.

COMMENT 9 — PORTFOLIO SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please clarify the process in which the ESG or Impact criteria are applied, including what the different methods are, when each method is applied and which method is applied for a given security. In particular, please disclose the following for each method: 1) how an investment is selected, such as through an ESG index, third-party vendor or screening method; 2) for third-party vendors, disclose the name(s) of any primary third-party vendor and a summary of their primary methodology; 3) what the adviser’s due diligence is in applying the criteria of investments, such as what underlying data is reviewed to determine if ESG criteria are being met and the sources; and 4) for each screening method, whether ESG is the exclusive factor that is considered or whether it is one of several factors. If it is one of several factors, then disclose that an investment can be made in a company that scores poorly on ESG criteria if it scores strongly on other non-ESG factors that are considered.

RESPONSE TO COMMENT 9

As disclosed in this section of the prospectus, all issuers of fixed-income securities other than sponsors of certain asset or mortgage-backed securities must meet either minimum ESG performance standards or the proprietary Impact framework in order to be eligible for investment by the Portfolio.

The “Principal Investment Strategies” section of the prospectus contains substantive disclosure about the components of the Portfolio’s ESG evaluation process. Investments are selected based on data provided by third party vendors or, in the limited cases where such data is not available, according to internal ESG standards. The Portfolio does not invest according to an ESG index or strict screening method. Rather, the sub-adviser uses ESG data to establish an investable universe from which investments are selected. The Portfolio favors issuers that are leaders relative to their peers in ESG performance. As disclosed, the Portfolio will not generally invest in securities of companies that are significantly involved in certain business activities including, but not limited to, the production of alcohol, tobacco, military weapons, firearms, nuclear power, thermal coal, and gambling products and services as these companies typically do not meet minimum ESG standards.

The Impact criteria are also described in the “Principal Investment Strategies” section of the prospectus. These investments are selected based on a proprietary framework and aim to provide direct exposure to issuers or individual projects with social or environmental benefits. As disclosed, investments made pursuant to the Impact criteria are not additionally subject to the ESG criteria described above.

The sub-adviser of the Portfolio relies on ESG data provided by MSCI and Sustainalytics. Both are third-party vendors that provide ESG data on companies based on key environmental issues, such as climate change, natural resources, pollution and waste; key social issues, such as human capital management, product safety and quality, and social opportunities; and key governance issues, such as board quality and corporate behavior.

The Nuveen Responsible Investing Team conducts extensive due diligence and oversight of ESG research providers and ESG best practices. Key due diligence criteria are, among others, an ESG research providers’ track record and history, analytical capabilities, sources of data, and research coverage. The primary sources of information used to support due diligence reviews include direct interviews with ESG research providers, a trial of the research platform, and methodology documents concerning the provider’s research and ratings approach.

Finally, as disclosed, other than issuers of asset or mortgage-backed securities, an issuer must meet or exceed minimum ESG performance standards or meet the Impact framework to be eligible for investment by the Portfolio. Non-ESG and non-Impact criteria such as traditional financial criteria may then be used to select among eligible investments.

COMMENT 10 — PORTFOLIO SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please clarify whether the ESG criteria are applied to all of the investments or some of the investments.

RESPONSE TO COMMENT 10

As disclosed in this section of the prospectus, all issuers other than the sponsors of certain asset or mortgage-backed securities must meet either the ESG criteria or the proprietary Impact framework in order to be eligible for investment by the Portfolio.

COMMENT 11 — PORTFOLIO SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The “Principal Investment Strategy” section states that the Portfolio does not take into consideration whether the sponsor of an asset-backed security in which it invests meets the ESG criteria. Please disclose whether the investments underlying an asset-backed security must meet the ESG criteria. If the underlying investments do not meet the criteria, then the Staff believes they should not be included as a part of the 80% investment policy under Rule 35d-1.

RESPONSE TO COMMENT 11

To be eligible for investment by the Portfolio, the investments underlying an asset-backed or mortgage-backed security must meet or exceed ESG criteria or the Impact criteria. This disclosure will be revised as requested. Please refer to the response to Comment 4 above concerning the application of Rule 35d-1.

COMMENT 12 — PORTFOLIO SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The second to last paragraph under this section states that the Portfolio may use derivatives in an attempt to manage yield curve risk. Please provide a brief parenthetical description for yield curve risk.

RESPONSE TO COMMENT 12

In response to this comment, “yield curve risk” will be replaced with “interest rate risk,” which is described under the “Portfolio Summary – Principal Risks” section of the prospectus.

COMMENT 13 — PORTFOLIO SUMMARY — PRINCIPAL RISKS

Please list the principal risks of the Portfolio based upon the order of risks that will adversely affect the net asset value, yield and total return of the Portfolio. See ADI 2019-08 – Improving Principal Risks Disclosure.

RESPONSE TO COMMENT 13

Management believes that listing the principal risk disclosures alphabetically facilitates an investor’s ability to find and compare risks against the risks of other funds and also eliminates any subjective arguments as to the importance of certain risk disclosures. Investors are notified of this rationale in the introductory paragraph. As such, management respectfully declines to make the requested revision.

COMMENT 14 — PORTFOLIO SUMMARY — PRINCIPAL RISKS

Disclosure about the current COVID-19 pandemic is given as a non-principal risk. Given the significant market risk as a result of pandemic, please explain supplementally why the Portfolio does not believe its principal risk disclosures should include disclosure about the pandemic, especially with relation to bond markets and interest rates.

RESPONSE TO COMMENT 14

The “Principal Risks” section of the prospectus will be revised to include the market risk of pandemics and other public health emergencies.

COMMENT 15 — PORTFOLIO SUMMARY — PRINCIPAL RISKS

For the “Derivatives Risk,” please revise the disclosure to address the specific risks associated with the particular derivative instruments that may be used by the Portfolio. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

RESPONSE TO COMMENT 15

Management believes that the risk disclosures describe the principal risks involved with the derivative instruments that may be used by the Portfolio. Consequently, the Portfolio respectfully declines to make the requested revisions in the “Principal Risks” section.

COMMENT 16 — PORTFOLIO SUMMARY — PRINCIPAL RISKS

For the “ESG Criteria Risk,” please expand this disclosure to state that data availability and reporting with respect to ESG criteria may not always be available. Additionally, please disclose the risks of using third-party data providers, such as the fact that scores can vary across providers, scores can vary within industries from the same provider and underlying data can become unreliable. Please also consider adding an ESG tracking error risk noting that ESG scores and other analysis might be incorrect or might only take into account one of many ESG-related components of a portfolio company.

RESPONSE TO COMMENT 16

The disclosure will be revised as requested in response to this comment.

COMMENT 17 — PORTFOLIO SUMMARY — PRINCIPAL RISKS

For the “Mortgage- and Asset-Backed Securities Risk,” please disclose any principal risks and strategies related to subprime mortgages. If disclosure is added, please disclose that the liquidity of subprime mortgages and any non-agency, non-investment grade mortgage-backed and asset-backed securities could change dramatically over time.

RESPONSE TO COMMENT 17

The Portfolio will generally not invest in subprime mortgages through its investments in mortgage-and asset-backed securities as a principal investment strategy.

COMMENT 18 — PORTFOLIO SUMMARY — PRINCIPAL RISKS

Please disclose the risks associated with investments in emerging markets as a separate risk factor. In addition, please consider whether the Portfolio is exposed to risks related to Brexit and China, given that the Portfolio can invest up to 25% of its assets in the securities of foreign issuers, including those located in emerging market countries.

RESPONSE TO COMMENT 18

The emerging markets risk disclosure will be revised as requested in response to this comment. With regard to Brexit and China, there is no present intent to invest significantly in the United Kingdom or China. Consequently, no specific risk disclosure related to these jurisdictions has been added.

COMMENT 19 — PORTFOLIO SUMMARY — PORTFOLIO PERFORMANCE

Please identify supplementally the broad-based index that the Portfolio will use, which should be a broad-based bond index. Please confirm supplementally that when the performance is available, the Portfolio will disclose that the returns do not reflect any fees and expenses and if such fees and expenses were included, the returns would be lower. Additionally, please confirm that this same disclosure will apply to the financial highlights when they are available.

RESPONSE TO COMMENT 19

The broad-based index that the Portfolio will use is the Bloomberg Barclays U.S. Aggregate Bond Index. Management confirms that when performance is available, the Portfolio will make the requested disclosures.

COMMENT 20 — HOW WE MANAGE YOUR MONEY — WHO MANAGES THE PORTFOLIO

The last sentence of the second paragraph under this section states that: “You pay no additional fees or expenses to purchase shares of the Portfolio.” Please revise this to reflect that a shareholder will pay certain expenses that are not reimbursed by the adviser.

RESPONSE TO COMMENT 20

The last sentence of the second paragraph under this section will be deleted. The second sentence of this paragraph discloses that the shareholder will be responsible for certain expenses of the Portfolio.

COMMENT 21 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

This section states that it discusses principal investment strategies and additional strategies that the Portfolio’s sub-adviser uses. Please identify which strategies are non-principal strategies or move them to the statement of additional information.

RESPONSE TO COMMENT 21

The disclosure identifies the investment in cash and in U.S. dollar-denominated high-quality money market instruments and other short-term securities as the only non-principal investment strategy in this section. All other strategies discussed in this section are principal investment strategies, as noted in the “Portfolio Summary” section.

COMMENT 22 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

Please review the “Derivatives” section to ensure that it corresponds with the disclosure in the “Portfolio Summary” section.

RESPONSE TO COMMENT 22

The disclosures in the referenced sections will be revised for consistency as requested in response to this comment.

COMMENT 23 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

The “Cash Equivalents and Short-Term Investments” section states that the Portfolio may temporarily invest without limit in cash and cash equivalents for liquidity purposes. Please explain supplementally the legal basis for investing in such holdings for liquidity purposes.

RESPONSE TO COMMENT 23

The Portfolio has a liquidity management program where it monitors its holdings to ensure that illiquid investments are limited to 15% of its net assets. If circumstances arise where the Portfolio must reduce its illiquid investments, it may have to temporarily hold cash and cash equivalents in larger amounts than typically intended by its investment strategies. As such, the Portfolio may temporarily invest without limit in cash and cash equivalents for liquidity purposes.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 24 — APPENDIX

Please provide the ISS Proxy Voting Guidelines as Appendix B to the statement of additional information. Additionally, disclose whether the proxy voting guidelines address ESG proxy issues. If not, explain why the Portfolio does not think it is relevant disclosure.

RESPONSE TO COMMENT 24

The ISS Proxy Voting Guidelines will be attached as Appendix B to the statement of additional information. The application of ESG criteria is employed as part of the investment selection process. To the extent the Portfolio’s investments include voting rights, the ESG criteria generally does not apply to how such proxies are voted. As noted in the “Proxy Voting Policies” section of the statement of additional information, the investment sub-adviser of the Portfolio reviews and frequently follows ISS proxy voting recommendations; however, on selected issues it may not vote in accordance with the recommendations when it believes that the recommendations are not in the best economic interest of the Portfolio.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren